FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

April 20, 2004

Forbes Medi-Tech announces Financial Results for the Year ended December 31, 2003

~Revenue Increases 79%; Financial Base Strengthened~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced its financial results for the year ended December 31, 2003 versus the year ended December 31, 2002. All amounts are in Canadian Dollars unless otherwise noted.

Fiscal Year 2003 Highlights

  Reported total revenue of $14.3 million for year ended December 31, 2003 versus $8.0 million for year ended December 31, 2002

  Reported improved net loss of $0.04 per share for the year ended December 31, 2003 from a net loss of $0.19 per share for the year ended December 31, 2002

  Announced excellent safety profile from Phase I study on FM-VP4 and commenced the dosing phase of the Phase II clinical trial in Europe

  FDA issued health claim letter to Forbes allowing the Company to advertise the heart-health benefits of Reducol™

  Sold AD / ADD technology for US$1.9 million (Cdn$2.6 million)

  Completed US$4.8 million (Cdn$6.6 million) equity financing with BioAsia acting as lead investor

  Received US$3.0 million partial loan repayment from Phyto-Source LP, the Company’s manufacturing joint venture operation in Pasadena, Texas, from proceeds of bank financing obtained by Phyto-Source (guaranteed by the joint venture partners)

  Improved net cash and investments position to $5.8 million at the end of December 31, 2003 in comparison with $0.4 million at December 31, 2002

“In 2003, Forbes clearly demonstrated its ability and determination to complete milestones and improve its fiscal strength”, says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “We have secured new contracts, strategic relationships and financing agreements, solidifying the Company’s foundation while providing for the continued development of the Company’s novel therapeutic compounds,” said Butt.

Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company anticipates total revenue of  $15.6 million (approximately US$11.6 million) for fiscal 2004. This figure represents the Company’s projected revenue from its own sales and from its share of the Phyto-Source joint venture revenue.   The Company is currently in discussions with several other potential purchasers regarding possible new major sterol contracts and will review its revenue guidance throughout the year should significant supply agreements be signed.

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term. The Company’s cash position currently stands at approximately $19.5 million. In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.

Pharmaceutical Research

In January 2003, the Company commenced the Phase II clinical trial of its cholesterol-lowering pharmaceutical, FM-VP4, a novel cholesterol absorption inhibitor. The successful launch of another cholesterol absorption inhibitor in 2003 by a multinational pharmaceutical company began to resonate with the investment community and brought a substantial amount of attention to Forbes. In January 2004, Forbes appointed Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic

Foundation, as Chairman of Forbes’ Medical & Scientific Advisory Board. Dr. Topol brings a great deal of expertise to Forbes and the future development of the Company’s FM-VP4 and FM-VPx Library of Compounds.

FM-VP4 completed its Phase II human clinical trial at the Academic Medical Center in Amsterdam in January 2004.  The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups. The trial provided Forbes with insight into design parameters for the US Phase II trial planned for next year.

Forbes continues its research towards development of new and innovative compounds. With anticipated funding from nutraceutical sales, and the proceeds from the divestiture of its AD/ADD technology and additional financing, the Company intends to focus on future development of FM-VPx Library compounds.

Nutraceutical Business

Demand for phytosterols increased significantly through 2003, with the Company’s 50-50 joint venture, which remains the world’s largest wood sterol manufacturer, being well positioned for further expansion. Based on this demand, Forbes announced in December 2003 an expansion of the plant’s annual capacity from 1,000 to 1,500 metric tonnes.  While US markets have been a significant source of product sales, the European market place represents a substantial opportunity. With its non-genetically modified (non-GMO), wood-based sterols, Forbes has garnered interest in its products for the European market, where there is a preference for non-GMO ingredients, and a limited supply. The final stage of a three-step process for regulatory approval is anticipated in the near future.

Financial Results

Summary ($ 000’s)	Year ended December 31-03	Year ended December 31-02

Phytosterol revenues	$14,117	$ 7,793
Total revenues	14,267	7,980
Total expenses	(17,574)	(17,008)
Other income	2,247	4,908
Net loss	$(1,060)	$(4,120)
Basic loss per share	$(0.04)	$(0.19)

Net loss - For the fiscal year ended December 31, 2003, the Company reported a net loss of $1.1 million ($0.04 per share) compared with a net loss of $4.1 million ($0.19 per share) for the fiscal year ended December 31, 2002. Contributing to the reduced loss for the year ended December 31, 2003 of $1.1 million were increased revenues from commercial sales of the Company’s phytosterol products, a one-time gain of $2.2 million from the divestiture of its fine chemicals technology, and the streamlining of its R&D to focus on core sterol technology.

Revenues - For the fiscal year ended December 31, 2003, total revenues, including interest income were $14.3 million compared with $8.0 million for the fiscal year ended December 31, 2002.  Phytosterol sales for the fiscal year ended December 31, 2003 totaled $14.1 million, compared with $7.8 million for the year ended December 31, 2002.  Increased sales in the year ended December 31, 2003 is primarily as a result of the Company’s share of sales of non-branded sterols from the Phyto-Source joint venture.

Liquidity & Capital Resources

Cash, cash equivalents and working capital - As at December 31, 2003, the Company’s net cash and cash equivalents and short-term investments totaled $5.8 million compared with $0.4 million as at December 31, 2002.  The Company reported working capital of $6.7 million at December 31, 2003 compared with a working capital deficit of $3.5 million at December 31, 2002.   The increase in cash and working capital in 2003 was mainly due to increased sales revenues, the proceeds of a US$4.8 million financing and a partial US$3.0 million repayment of a joint venture loan.

Operations - In the fiscal year 2003, cash used in operating activities was $4.7 million compared to $3.8 million cash used in operating activities in the fiscal year 2002.  The increase in cash used primarily reflects the decrease in current payables including the payment of royalties to Novartis in 2003.

Investing Activities - In the fiscal year 2003, investing activities provided $1.9 million in net cash compared with cash of $1.4 million used for the year ended December 31, 2002.  Cash provided in the year ended December 31, 2002 was due mainly to  the loan repayment from Phyto-Source and proceeds from the divestiture of the AD/ADD technology offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source manufacturing plant.

Financing Activities - In the year ended December 31, 2003, net cash of $6.9 million was provided by financing activities.  Net cash used in/provided by financing activities in 2002 was not significant.  The increase in cash provided was the result of one private placement financing of US$4.8 million resulting in the issuance of 3.239 million common shares at a price of US$1.485 per share (with approximately 1.2 million warrants attached) and Phyto-Source securing a US$3.0 million loan with a major US financial institution.

Expenses

Summary ($ ‘000’s)	Year ended December 31-03	Year ended December 31-02

Cost of sales, marketing & product development	$ 8,199	$ 7,247
Research & development	2,070	3,209
General & administrative	5,261	4,245
Depreciation and amortization	2,044	2,307
Total expenses	$17,574	17,008

Cost of sales, marketing and product development - For the year ended December 31, 2003, cost of sales, marketing and product development totaled $8.2 million compared with $7.3 million for the year ended December 31, 2002.   2003 represented the first year in which Phyto-Source, the Company’s joint venture manufacturing facility in Texas operated near full-capacity in the production of phytosterol products for commercial sale compared with fiscal 2002 which included additional costs of plant upscaling including production method adjustment costs.

Research and development; General and administrative - For the year ended December 31, 2003, the Company’s net research and development (R&D) expenses totaled $2.1 million, compared with $3.2 million for the year ended December 31, 2002.  In the year ended December 31, 2003, R&D expenditures were 35.5% less than in the year ended December 31, 2002, partly as a result of the Company’s decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4, the receipt of approximately $6 million in provincial incentive tax credits and the closing of its laboratory facility at the University of B.C. resulting in lowered staffing and supply costs.    The increases in administrative expenses are primarily attributable to increased insurance premiums for 2003 and higher expenditures resulting from increased business activity in 2003.

Conversion of Series A Convertible Preferred Shares

The Company has decided to convert its outstanding 5.375 million series A convertible preferred shares into common shares on a 1- to-1 basis. This will increase the Company’s total outstanding common shares to approximately 34 million. Following the conversion, the Company will have no preferred shares outstanding.

Conference Call

A conference call and webcast to discuss these financial results will be held on Tuesday, April 20, 2004 at 2:00pm PT. (5:00pmET). About the Conference Call and Webcast. To participate in the conference call, please dial 1-877-888-3855 or (direct) 416-695-5261. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 27, 2004 by calling 1-866-518-1010 or 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

Fiscal Year Ended December 31, 2003 Report

This news release includes by reference the Company’s audited financial statements for the fiscal year ended December 31, 2003, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	Patricia E. Pracher VP, Finance Telephone: (604) 689-5899 E-mail: ppracher@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, manufacturing, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as, “anticipates,” “expected”, “future”, “planned”, “towards”,  “outlook”, “forecasted”, “new”, “possible”, “projected”,  “further”,  “opportunity”,  “continues”,  “intends,”  “potential”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need to secure new sales contracts; the need for performance of buyers of products; the need to secure raw materials at competitive prices; uncertainty as to whether future clinical trials will  be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; the need for additional pre-clinical studies prior to proceeding to a U.S. Phase II trial for FM-VP4, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company’s dependency on its joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for the Company’s products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the need to attract and retain key personnel;  construction risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the ability of buyers to fulfill health claims of their products;  and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

	December 31 2003 (audited)	December 31 2002 (audited)

ASSETS

Current Assets
Cash and cash equivalents	$ 4,512	$ 413
Short-term investments	1,285	–
Accounts receivable	3,314	4,190
Inventories	508	952
Prepaid expenses and deposits	326	537
	9,945	6,092

Property, plant and equipment	11,897	11,932
Intangible and other assets	6,592	9,393
	$ 28,434	$ 27,417

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 2,333	$ 4,740
Deferred revenues and royalties payable	151	3,155
Current portion of long-term debt	796	1,691
	3,280	9,586

Long-term liabilities
Long-term debt	1,074	217
Deferred revenues	151	–
Tenure allowance	728	614
	5,233	10,417

Shareholders’ equity
Share Capital	$ 79,251	$ 71,472
Special warrants, net of issue costs of $88	–	887
Contributed surplus	389	20
Deficit	(56,439)	(55,379)
	23,201	17,000
	$ 28,434	$ 27,417

Approved on Behalf of the Board:

“Don Buxton”	“Percy Skuy”
Director – Don Buxton	Director – Percy Skuy

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

	Years ended December 31,
	2003	2002

REVENUES
Sales	$ 13,909	$ 6,852
Licensing	208	941
Phytosterol revenues	14,117	7,793
Interest and other	150	187
	14,267	7,980

EXPENSES
Cost of sales, marketing and product development	8,199	7,247
General and administrative	5,261	4,245
Research and development	2,070	3,209
Depreciation and amortization	2,044	2,307
	17,574	17,008

Gain on settlement of licensing arrangements	–	(6,044)
Write-down of leaseholds and assets	–	1,136
Gain on divestiture of technology	(2,247)	–
	–	–
Loss for the period	$ (1,060)	$ (4,120)

Deficit, beginning of period	(55,379)	(51,259)
Deficit, end of period	$ (56,439)	$ (55,379)

Basic and diluted loss per share	$ (0.04)	$ (0.19)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

	Years ended December 31,
	2003	2002
Cash provided by (used in):
OPERATIONS
Loss for the period	$ (1,060)	$ (4,120)
Adjustment to reconcile loss for the period to cash flow used in operations:
Depreciation and amortization	2,044	2,307
Amortization of deferred license revenues	(141)	(941)
Gain on settlement of licensing arrangements	–	(6,044)
Gain on divestiture of technology	(2,247)	–
Loss (gain) on disposal of fixed assets	(38)	(32)
Write-down of leaseholds and assets	29	1,136
Stock-based compensation expense	369	20
Foreign exchange translation	131	–
Changes in:
Accounts receivable	759	(106)
Inventories	443	2,463
Prepaid expenses and deposits	211	804
Accounts payable and accrued liabilities	(2,634)	837
Royalties payable	(3,155)	–
Increase (decrease) in tenure allowance in excess of amount funded	114	(233)
Deferred revenues	442	–
Other	–	95
	(4,733)	(3,814)
INVESTMENTS
Acquisition of property, plant & equipment	(1,087)	(1,566)
Acquisition of intangible & other assets	(49)	–
Investment in joint venture (net of cash received)	–	(1,222)
Collection of loan receivable from Phyto-Source LP	2,369	–
Proceeds on disposal of fixed assets	763	407
Proceeds on divestiture of technology	1,189	–
Short-term investments	(1,285)	983
	1,900	(1,398)

FINANCING
Issuance of common shares	7,779	199
Issuance of special warrants	(887)	887
Issuance of notes payable	(1,151)	422
Repayment of demand loans	(887)	(1,593)
Increase in demand loans	2,078	–
	6,932	(85)

Increase (decrease) in cash and cash equivalents	4,099	(5,297)
Cash and cash equivalents, beginning of period	413	5,710
Cash and cash equivalents, end of period	$ 4,512	$ 413